MONTHLY REPORT - APRIL 2009
                             Global Macro Trust
           The net asset value of each unit as of April 30, 2009
              was $1,267.04, down 4.55% from $1,327.46 per unit
                          as of March 31, 2009.

                                      Managing          Unit
                                       Owner           Holders         Total
Net Asset Value (758,680.403       $ 11,416,684      995,704,232  1,007,120,916
   units) at March 31, 2009
Addition of 15,561.768 units on               0       20,657,570     20,657,570
   April 1, 2009
Redemption of 5,352.004 units on             (0)      (6,781,203)    (6,781,203)
   April 30, 2009*
Net Income (Loss) - April 2009         (456,963)     (46,041,169)   (46,498,132)
                                   -------------  --------------  --------------
Net Asset Value at April 30,       $ 10,959,721      963,539,430    974,499,151
   2009                            =============  ==============  ==============
Net Asset Value per Unit at
April 30, 2009 (769,112.334
units inclusive of 222.167
additional units.)                                 $    1,267.04

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $  (24,128,993)    9,791,731

      Change in unrealized gain (loss) on open       (17,714,756)  (65,928,611)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.       (840,649)    (4,477,423)
         Treasury obligations


   Interest income                                    1,386,603      5,518,994

   Foreign exchange gain (loss) on margin               508,194        (57,483)
      deposits
                                                  --------------  -------------
Total: Income                                       (40,789,601)   (55,152,792)

Expenses:
   Brokerage commissions                              5,474,591     22,866,905

   20.0% New Trading Profit Share                             0         31,726

   Custody Fees                                               0         52,491

   Administrative expense                               233,940        945,761
                                                 ---------------  -------------
Total: Expenses                                       5,708,531     23,896,883

Net Income (Loss) - April 2009                    $ (46,498,132)   (79,049,675)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                       May 7, 2009


Dear Investor:

Global Macro Trust ("GMT") was down 4.55% for April, 2009. Year-to-date the Trust is down 7.58%.

Financial markets generated most of April's loss with interest rate, currency and stock index futures trading unprofitable. In commodity markets, losses from metals and agricultural commodities trading outweighed a small gain from energy trading.

Undeterred by events such as swine flu, a 6.1% first quarter decline in U.S. GDP (one of the worst in decades), and the Chrysler bankruptcy on April 30, global stocks continued the surge which got underway in March. For example, the S&P 500 was up 9.6%, its best April since 1938. Investors apparently took heart from perceptions that the worldwide recession was easing, banking systems were stabilizing, credit markets were thawing and stocks may have hit their low in March. Time will tell whether the "green shoots" take root or wilt. In any event, the stock market action, optimism about world economies and willingness of investors to take on more risk weakened the dollar which had been playing a safe haven role in the financial crisis, caused interest rates on intermediate and long-term government notes and bonds to rise and strengthened certain commodities. This environment generated losses on the Trust's short positions in stock index, industrial metal and grain futures, and on long positions in interest rate futures and the U.S. dollar versus a number of export dependent or previously heavily sold currencies.

While position directions have remained largely the same over the last few months - long interest rate futures and the U.S. dollar, and short stock index, energy, metals, and agricultural commodity futures - systematic changes have lowered overall portfolio risk.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman